UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For October 6, 2011

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Don Bosco 3672 piso 5

(C1206ABF) Cdad. Aut. de Bs. As.

October 5, 2011.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Re.: Transportadora de Gas del Sur (“TGS”)

Dear Sirs,

The purpose hereof is to inform you -in accordance with the requirements of the regulations under the United States Securities and Exchange Act- that today TGS’ Board of Directors approved the granting of a loan for the amount of $ 26,000,000 to Pampa Energía S.A. for an initial one-year period (automatically renewable for a year upon expiration) that will accrue a 6,8% annual rate plus value added tax.

The Chairman of TGS’ Board of Directors previously requested TGS’ Audit Committee to issue a report about the transaction. On October 5, 2011, and based on the opinion of an external specialist, the Audit Committee concluded that said financial transaction can be considered under ordinary and regular market conditions.

It should be noted that both the Audit Committee’s report and the external specialist’s report, on which the former is based, are available to shareholders at TGS’ headquarters (attn.: Ms. Valeria Kappel).

Sincerely,

Adrián Hubert

Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel

Date: October 6, 2011